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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*


                                RAILAMERICA, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                    750753105
                                 (CUSIP Number)


                                 JANUARY 4, 2002
             (Date of Event which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ]  Rule 13d-1(b)
         [x]  Rule 13d-1(c)
         [ ]  Rule 13d-1(d)



         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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         CUSIP No.:        750753105

         1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only): Kauri, Inc.

         2)       Check the Appropriate Box if a Member of a Group (See
                  Instructions):
                  (a) [ ]
                  (b) [ ]

         3)       SEC Use Only

         4)       Citizenship or Place of Organization:  Delaware

 Number of Shares  5)       Sole Voting Power:  1,618,777
   Beneficially
     Owned by      6)       Shared Voting Power:   0
  Each Reporting
   Person With     7)       Sole Dispositive Power:  1,618,777

                   8)       Shared Dispositive Power:   0

         9)       Aggregate Amount Beneficially Owned by Each Reporting
                  Person:   1,618,777

         10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]

         11)      Percent of Class Represented by Amount in Row (9):  5.0%

         12)      Type of Reporting Person (See Instructions):         CO



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         CUSIP No.:        750753105

         1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only): Onyx Holdings, Inc.

         2)       Check the Appropriate Box if a Member of a Group (See
                  Instructions):
                  (a) [ ]
                  (b) [ ]

         3)       SEC Use Only

         4)       Citizenship or Place of Organization:  Delaware

 Number of Shares  5)       Sole Voting Power:  1,618,777
   Beneficially
     Owned by      6)       Shared Voting Power:   0
  Each Reporting
   Person With     7)       Sole Dispositive Power:  1,618,777

                   8)       Shared Dispositive Power:  0

         9)       Aggregate Amount Beneficially Owned by Each Reporting
                  Person:  1,618,777

         10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]

         11)      Percent of Class Represented by Amount in Row (9):   5.0%

         12)      Type of Reporting Person (See Instructions):         CO


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         CUSIP No.:        750753105

         1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only): Echo Limited.

         2)       Check the Appropriate Box if a Member of a Group (See
                  Instructions):
                  (a) [ ]
                  (b) [ ]

         3)       SEC Use Only

         4)       Citizenship or Place of Organization:   Isle of Man

 Number of Shares  5)       Sole Voting Power:   1,618,777
   Beneficially
     Owned by      6)       Shared Voting Power:   0
  Each Reporting
   Person With     7)       Sole Dispositive Power:   1,618,777

                   8)       Shared Dispositive Power:  0

         9)       Aggregate Amount Beneficially Owned by Each Reporting
                  Person:   1,618,777

         10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]

         11)      Percent of Class Represented by Amount in Row (9):  5.0%

         12)      Type of Reporting Person (See Instructions):         CO


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         The information contained in this Schedule 13G is as of the date hereof, unless otherwise expressly provided herein.

ITEM 1(a).  NAME OF ISSUER:

         RailAmerica, Inc.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         5300 Broken Sound Blvd., N.W., Boca Raton, Florida 33487.

ITEM 2(a).  NAME OF PERSONS FILING:

         Kauri, Inc. ("Kauri"), Onyx Holdings, Inc. ("Onyx"), and Echo Limited ("Echo").

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

         Kauri: 300 Delaware Avenue, 9th Floor, Wilmington, Delaware 19801.

         Onyx: 2550 Middle Road, Suite 603, Bettendorf, Iowa 52722.

         Echo: 37 Athol Street, Douglas, Isle of Man.

ITEM 2(c).  CITIZENSHIP:

         Kauri:  State of Delaware.

         Onyx: State of Delaware.

         Echo: Isle of Man.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

         Common Stock.

ITEM 2(e).  CUSIP NUMBER:

         750753105.


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ITEM     3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR
         (c), CHECK WHETHER THE PERSON FILING IS A:

         (a) [ ] Broker or dealer registered under Section 15 of the Act;

         (b) [ ] Bank as defined in Section 3(a)(6) of the Act;

         (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act;

         (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940;

         (e) [ ] An investment adviser in accordance with Rule
                 13d-1(b)(1)(ii)(E);

         (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

         (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

         (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

         (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940; or

         (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

         Not applicable.

ITEM 4.  OWNERSHIP:

         Each Reporting Person is the beneficial owner of 1,618,777 shares of Common Stock, representing 5.0% of the outstanding shares of Common Stock. Each Reporting Person has the sole power to vote and dispose of all of such shares of Common Stock.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL
         PERSON:

         See Item 2 above.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP:

         Not applicable.


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ITEM 10.  CERTIFICATIONS:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   SIGNATURES

         After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   January 11, 2002                   KAURI, INC.


                                            By:      /s/ Francis Jacobs
                                               ---------------------------------
                                            Name:    Francis Jacobs
                                            Title:   President




Dated:   January 11, 2002                   ONYX HOLDINGS, INC.


                                            By:      /s/ David L. Widener
                                               ---------------------------------
                                            Name:    David L. Widener
                                            Title:   President




Dated:   January 11, 2002                   ECHO LIMITED


                                            By:      /s/ Charles Stewart
                                               ---------------------------------
                                            Name:    Charles Stewart
                                            Title:   Director


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